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SECU 10035142 SION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conifer Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Friesen (415) 677-5990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg, Ullakko, Muranishi & Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Friesen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conifer Capital Partners, LLC, as of December, 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public


Notary Public - California
San Francisco County
My Comm. Expires Dec 25, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N I F E R



CONIFER CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT
AUDITOR'S REPORT THEREON

*****PUBLIC COPY*****

DECEMBER 31, 2009

CONIFER CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

OUM
ODENBERG
ULLAKKO
MURANISHI
& CO. LLP
Certified Public Accountants & Consultants

465 California Street, Suite 700
San Francisco, California 94104
Telephone: (415) 434-3744
Facsimile: (415) 788-2260

INDEPENDENT AUDITOR'S REPORT

February 9, 2010

To the Member of
Conifer Capital Partners, LLC

We have audited the accompanying statement of financial condition of Conifer Capital Partners, LLC (the Company) as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Conifer Capital Partners, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Odenberg Ullakko Muranishi & Co LLP

CONIFER CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	32,501
TOTAL ASSETS	**$**	**32,501**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:		
Accounts payable	$	7,500
Due to Conifer Securities, LLC		5,143
TOTAL LIABILITIES		12,643
MEMBER'S CAPITAL		19,858
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**32,501**

See accompanying notes to the statement of financial condition

CONIFER CAPITAL PARTNERS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The accompanying statement of financial condition is prepared on the accrual basis of accounting and includes the accounts of Conifer Capital Partners, LLC, a limited liability company (the Firm). The Firm is a subsidiary of The Conifer Group, LLC, which has an equity interest in the Firm of 99.9%. The Firm was formed on July 18, 2008, and the fiscal year of the Firm is the calendar year. Operations of the Firm commenced on November 21, 2008.

The Firm is a broker-dealer in securities that was organized for the private placement of securities. The Firm is organized in the state of New York, and has an office in San Francisco, CA.

The Firm does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Cash and Cash Equivalents

For purposes of the statement of financial condition, cash and cash equivalents are defined as all checking and money market accounts deposited with commercial banks. At December 31, 2009, the Firm had a single cash account.

Income Taxes

The statement of financial condition does not reflect a provision or liability for federal or state income taxes since, under the Internal Revenue Code, a limited liability company is a reporting entity only. The Member reports its distributive share of the Firm's income and credits on its respective individual Member's tax return. However, certain states including California in which the Firm operates imposes fees and taxes at the partnership level.

NOTE 2 - USE OF ACCOUNTING ESTIMATES

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts and disclosures reported on the statement of financial condition and accompanying notes. Actual results could differ from those estimates and assumptions.

NOTE 3 – MEMBER'S CAPITAL

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Member or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Member to the Firm.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement in place with Conifer Securities, LLC. Under the agreement, the Firm pays and records expenses related only to securities transaction commissions, professional fees, fidelity bond insurance, business licenses and taxes, and state and federal taxes. Conifer Securities, LLC will not look to the Firm for repayment of expenses not covered by the agreement such as rents, utilities, office supplies, telephone and fractional salaries. Conifer Securities, LLC asserts that these expenses and retained liabilities not covered under this agreement are the responsibility and liability of Conifer Securities, LLC. As of December 31, 2009, the Firm had $5,143 due to Conifer Securities, LLC for expenses not covered under the expense sharing agreement.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. At December 31, 2009, the Firm had net regulatory capital of $14,858 which was $9,858 in excess of its required net capital of $5,000. Its net capital ratio was 0.85 to 1.

SEC PUBLIC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

CONIFER CAPITAL PARTNERS, LLC

OUM & CO. LLP

Accountants & Consultants